ERNST & YOUNG LLP   (letterhead)






                                    Independent Auditor's Report on Compliance
                                           SMS Student Loan Trust 1996-A

USA Group Secondary Market Services, Inc.
8350 Craig Street
Indianapolis, Indiana 46250

     and
Bankers Trust Company
Four Albany Street
New York, New York 10006

     and
The First National Bank of Chicago
One First National Plaza, Ste. 0126
Chicago, Illinois 60670


We are independent public accountants with respect to USA Group Secondary Market Services, Inc. (SMS) within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of SMS and subsidiary as of September 30, 1996 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, and have issued our report thereon dated November 20, 1996.

In connection with our audit, nothing came to our attention that caused us to believe that SMS failed to comply with the terms, covenants, provisions or conditions of Sections 2(a) through 2(h) of the Administration Agreement ("the Agreement") dated as of April 1, 1996 between SMS, as administrator, and Bankers Trust Company, ("the Trustee") as indenture trustee on behalf of the noteholders and certificateholders of SMS Student Loan Trust 1996-A ("the Issuer"), for the period April 24, 1996 to September 30, 1996 insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance. Further, we make no representations as to the sufficiency of the foregoing procedures for your purposes.


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We have performed the procedures  enumerated below, which were agreed to by SMS, the Eligible Lender  Trustee,  and the Indenture  Trustee,  solely to assist you
with  respect  to  SMS's   administration  of  the  Student  Loan  Trust  1996-A
receivables pursuant to sections 2 (c) (vii), 2 (d), 2 (e) (i), 2 (f) (i), 2 (g) and 2 (h) of the Agreements. This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures were as follows:

1. We obtained access to all bank statements and reconciliations of trust accounts performed by SMS pursuant to section 2 (c) (vii) of the Agreement and, on a test basis, compared balances to the Monthly Servicing Reports - SMS Student Loan Trust 1996-A for the period April 24, 1996 through September 30, 1996, noting such amounts to be in agreement.

2. We compared the initial deposit to the reserve account required by sections 2 (e) (i) of the Agreement to the respective bank statements, noting such amounts to be in agreement.

3. We obtained the Monthly Servicing Reports - SMS Student Loan Trust 1996-A for the period April 24, 1996 through September 30, 1996 prepared by SMS pursuant to section 2 (d) and 2 (h) of the Agreement and, on a test basis, performed the following:

     a. We compared the balances and percentages reported in segment I "Original Deal Parameter Inputs", segment II "Inputs From Previous
         Quarterly Servicer Reports" and segment III "Inputs From Previous Monthly Servicer Reports" on a test basis, to the SMS Student Loan Trust 1996-A prospectus, noting such amounts and percentages to be in agreement.

     b. We compared the individual monthly balances accumulated and reported in segment IV "Interest Rate Calculation", on a test basis, to system reports prepared by USA Group Loan Services (Loan Services), noting agreement. We added the "net expected interest collections" and recalculated the interest rates in segment IV (M) through IV (T) and compared the resulting amounts and percentages to those reported, noting such amounts and percentages to be in agreement.

     c. We compared the individual monthly balances accumulated and reported in segments V "Servicing Fee Calculation", VI "Cash Inputs" and VII "Other Inputs (from Servicer)", on a test basis, to system reports prepared by Loan Services, noting such amounts to be in agreement.

     d. We compared the individual monthly balances accumulated and reported in segment VIII "Inputs From Other Sources," on a test basis, to bank statements and reports prepared by Loan Services, noting such amounts to be in agreement.

     e. We added the balances in the Monthly Servicing Report - SMS Student Loan Trust 1996-A segments "Monthly Cash", "Distributions", "Reconciliation of Reserve Account", "Reconciliation of Collateral Reinvestment Account", "Reconciliation of Class A-1 Interest Account" and "Other Reporting Requirements", and compared the totals to the inputs in segments I through VIII, noting amounts to be in agreement.

We were not engaged to, and did not perform an audit of the Monthly Servicing Reports of the Student Loan Trust 1996-A, the objective of which would be the expression of an opinion on the specified elements, accounts or items thereof. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

For your information, we have audited, in accordance with generally accepted auditing standards, the statement of financial position of Loan Services as of September 30, 1996 and the related statement of revenues and expenses and changes in net assets, and the statement of cash flows for the year then ended, and have issued our report thereon dated November 20, 1996. At the request of SMS, however, we did not perform any tests of Loan Services' servicing of the Student Loan Trust 1996-A receivables, because a separate single auditor report of Loan Services' servicing systems has been issued by other auditors. Had we performed additional procedures or had we made an examination of Loan Services' servicing of the Student Loan Trust 1996-A, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibilities for the sufficiency of the procedures for their purposes.

                                    /s/  Ernst & Young LLP


November 20, 1996